EXHIBIT 8.1
LIST OF SIGNIFICANT SUBSIDIARIES
1.	Lorenzo Jewelry Limited, a Hong Kong corporation

2.	Lorenzo Jewellery (Shenzhen) Co., Ltd., a PRC corporation

3.	ENZO International Holdings Ltd., a BVI corporation

4.	ENZO Jewelry Inc., a BVI corporation

5.	Lorenzo Crystal Ltd., a Hong Kong corporation

6.	Lorenzo (Shenzhen) Co., Ltd., a PRC corporation

7.	Wonderful (Shenzhen) Ltd., a PRC corporation

8.	Beijing Rainbow Zhen Ai Ltd., a PRC corporation

9.	Goldleaves Gems (Shenzhen) Co., Ltd., a PRC corporation